ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/ Johnny Gharib/ Bryan Pitko – Legal
Tabatha Akins/ Lisa Vanjoske – Accounting

Re:	Oxford Immunotec Global PLC
Registration Statement on Form S-1
Originally Filed October 15, 2013
File No. 333-191737

Ladies and Gentlemen:

On behalf of Oxford Immunotec Global PLC (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

This filing reflects revisions to the Registration Statement, as filed with the Commission on October 15, 2013 and amended on November 4, 2013 and by exhibits-only filings on October 25, 2013 and November 5, 2013, in response to the comment letter dated November 6, 2013 from the Staff of the Commission, as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff three (3) typeset copies of the Registration Statement, which have been marked to indicate the changes from the Registration Statement as previously filed with the Commission on November 4, 2013.

For reference purposes, the comments contained in the Staff’s letter dated November 6, 2013 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement as filed today.

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Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and significant judgments and estimates

Share-Based Compensation, page 71

1. Please refer to your response to our comment three. Please further revise your disclosure to clarify why the modification of the award resulted in no incremental expense.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 72 to clarify why the modification of the award resulted in no incremental expense.

2. As previously requested, please provide quantitative and qualitative disclosures explaining the difference between estimated offering price and the fair value of the most recent issuance.

Response to Comment 2:

The Company advises the Staff that, under the August 19, 2013 valuation, we calculated a value for a private company scenario that resulted in a value of approximately $120 million, or $0.26 per ordinary share, and an offering scenario that resulted in a value of approximately $191 million, or $2.50 per ordinary share. The increase in ordinary share value under the offering scenario is primarily driven by the conversion of preferred shares to ordinary shares thereby eliminating the preferences associated with preferred shares. We estimated a 50% probability to each outcome: staying private and going public. The probability weighted outcome yielded a share value of $1.379 per ordinary share. To determine the estimated fair value of our ordinary shares as of the offering date, we selected the valuation based on the midpoint of the range as determined by our underwriters. The result is a value of $2.09 per ordinary share. The pre-money valuation is predicated on a 100% probability for going public.

The Company advises the Staff that the increase from the latest fair value of our ordinary shares as of August 19, 2013 of $1.379 per share to the estimated offering price range of $1.94 to $2.24 per share is due primarily to the increased probability of the offering scenario.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 80 to provide additional disclosure explaining the difference between the estimated offering price and the fair value of the most recent issuance.

Our license agreements, page 101

3. We note your response to our prior comment 7 and reissue the comment in part. Please revise your disclosure to provide the aggregate amounts paid to date under your agreements with Isis, SSI and Rutgers.

Securities and Exchange Commission	-3-	November 7, 2013

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 103 and 104.

4. Please revise your disclosure with respect to your agreement with SSI to provide a range of the potential annual minimum royalty payments that the Company may be required to make per territory over the term of the agreement. Please note, we are not requesting that you disclose the specific annual minimum royalty payment by year for each territory or the specific territories for which the payments are required. Instead, your disclosure need only provide the investors with disclosure of the Company’s minimum and maximum annual royalty payment to be paid to SSI per territory under the agreement. Please also clarify that such payment obligations are applicable to up to three territories under the agreement.

Response to Comment 4:

As discussed with the Staff, the Company intends to include responsive disclosure in the next filing.

Key Supplier Relationships, page 105

5. We note your response to our prior comment 8 and reissue the comment. Please expand the disclosure in your prospectus to provide the signing fee, aggregate potential milestone payments, aggregate exclusivity payments and potential termination fee that you are required to pay under the agreement with StemCell Technologies.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 106-107.

Index to financial statements

11. Share option and equity incentive plans, page F-24

6. Please refer to your response to our comment 12. It is unclear why ERBA Diagnostics, Inc. was not utilized, given that they appear to be the company that is the most similar to your size and stage of life cycle. Additionally, it is not clear how the vast majority of the companies used are similar to the company in terms of size (market capitalization, revenues, assets, etc.) and stage of life cycle. Refer to ASC 718-10-55-37. Please revise your calculation and disclosure of volatility and demonstrate, if true, that a revision to the volatility would not result in a material change to your historical financial statements. Explain how the companies used as similar to you are similar in terms of size and stage of life cycle.

Securities and Exchange Commission	-4-	November 7, 2013

Response to Comment 6:

The Company advises the Staff that ERBA Diagnostics, Inc. (“ERBA”) was excluded from our volatility calculations during the reporting period because, where our other peers’ volatility was relatively consistent at approximately 40%, ERBA’s volatility exceeded 100%, which we believe qualifies them as an outlier. Certain transformational events experienced by ERBA during the reporting period support our conclusion that the volatility should be classified as an outlier, the most significant of those events being that in October 2012, ERBA Diagnostics, Inc. acquired Drew Scientific for $6.5 million. By incorporating an outlier it is assumed the volatility will remain at its outlier level, which we have concluded is not reasonable. This conclusion is consistent with ASC 718-10-55-37, which addresses large values for volatilities that are likely to revert to the mean or a more normal level.

In addition to the points noted above, the Company supplementally advises the Staff that if we had incorporated ERBA’s volatility in the calculation of fair value of grants made during the reporting period, the resulting incremental fair value would be immaterial to our financial statements. While the Company believes the volatility assumption was properly calculated during the reporting period we have, for illustrative purposes, calculated the fair value of grants issued had ERBA been incorporated into our volatility assumption and determined the incremental fair value is well below $50,000.

We selected our public guideline companies based on a number of factors including industry, business model, customer base, size and stage of life cycle. Our primary focus was on companies in the diagnostic industry, including companies that offer their test as a service as well as those that sell kits as a product for other laboratories to perform. We also considered companies that sell their diagnostic tests via both direct and distributed sales channels. As a matter of necessity, we selected companies that were larger and further along in their stage of life cycle as similar early stage diagnostic companies would not have sufficient history of publicly traded stock prices in which to calculate volatility for the periods required. Below is a summary of each of the companies in our peer group:

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Myriad Genetics, Inc. (MYGN) – Myriad Genetics is a molecular diagnostic company that focuses on the development and marketing of predictive medicine, personalized medicine, and prognostic medicine tests. Myriad offers its test as a service to customers through a direct sales force in the United States and Europe. The company markets through collaborations and distributor agreements in other countries. The company’s most recent fiscal year revenues were $600M and has a market cap of approximately $1.6B.

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Gen-Probe Incorporated (GPRO) – Gen-Probe was a leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. The company generated revenues primarily from sales of clinical diagnostic and blood screening assays to laboratories and public health institutions in

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the United States and Canada through our direct sales force. The company’s revenues for the year ended December 31, 2011 were $576 million. Gen-Probe was acquired by Hologic on August 1, 2012.
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Hologic, Inc. (HOLX) – Hologic is a developer and manufacturer and supplier or diagnostics, imaging and surgical products with a focus on healthcare for women. The company sells its products through direct sales and service forces, a network of independent distributors, and sales representatives primarily in the United States, Europe, and the Asia-Pacific. The company’s most recent fiscal year revenues were $2.4B and has a market cap of approximately $6B.

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Meridian Bioscience, Inc. (VIVO)—Meridian Bioscience develops, manufactures, sells, and distributes clinical diagnostic test kits primarily for gastrointestinal, viral, respiratory, and parasitic infectious diseases. The company markets its products through direct sales force and independent distributors primarily to hospitals, reference laboratories, and research customers in the United States, Asia, Canada, South America, Australia, Europe, Africa, and the Middle East. The company’s most recent fiscal year revenues were $184M and has a market cap of approximately $1B.

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Bio-Rad Laboratories, Inc. (BIO)—Bio-Rad Laboratories operates through two segments, Life Science and Clinical Diagnostics. The Clinical Diagnostics segment designs, manufactures, sells, and supports test systems, informatics systems and test kits that serve clinical laboratories in the diagnostics market. This segment sells its products to a variety of laboratory customers through its direct sales force and a service network worldwide. The company’s most recent fiscal year revenues were $2B and has a market cap of approximately $3.5B.

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ERBA Diagnostics, Inc. (ERB)—ERBA Diagnostics develops, manufactures, and markets diagnostic test kits or assays, automated systems and laboratory instruments to address a variety of market segments in the diagnostic field. The company markets its products through its sales force in the United States; and sales representatives and independent agents in Italy, as well as through independent distributors internationally. The company’s most recent fiscal year revenues were $24M and has a market cap of approximately $63M.

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Quidel Corporation (QDEL)—Quidel Corporation develops, manufactures and markets diagnostic testing solutions for applications in infectious diseases, women’s health, and gastrointestinal diseases. The company markets its products through a combination of direct sales force and distributors in the United States, Japan, Europe and the Middle East. The company’s most recent fiscal year revenues were $177M and has a market cap of approximately $830M.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7601 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ Michael D. Beauvais

Michael D. Beauvais

cc:	Peter Wrighton-Smith, Ph.D. (Oxford Immunotec Global PLC)
Patricia Randall (Oxford Immunotec Global PLC)
Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)